UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

 American Boarding Company

(Name of Registrant as Specified in its Charter)

Delaware	000-55425	45-4507811
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

358 Frankfort Street Daly City, CA 94104
(Address of principal executive office)

(415) 283-7257
(Registrant’s telephone number)

Joe Laxague, Esq.

Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

Tel. (775) 234-5221

Fax (775) 996-3283

(Name, Address and Telephone Number of Person Authorized to Receivez

Notice and Communications on Behalf of the Person(s) Filing Statement)

American Boarding Company

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the

Majority of the Board of Directors

December 15, 2015

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of American Boarding Company, a Delaware corporation (“AMIB”, “we”, “our” or the “Company”) at the close of business on December 15, 2015 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of AMIB’s Board of Directors (the “Board”) other than by a meeting of shareholders. This Information Statement is being mailed to the shareholders on or about December 16, 2015.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about December 17, 2015, we intend to enter into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Microlin Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub") and Microlin Bio, Inc., a Delaware corporation ("Microlin"). Under the Merger Agreement, Microlin will merge with and into the Merger Sub, and 100% of the currently issued and outstanding capital stock of Microlin shall be exchanged for 19,000,000 newly issued shares of common stock of AMIB to be issued to Microlin’s shareholders (“Reverse Merger Transaction”). As part of the Reverse Merger Transaction, approximately 8,635,000 shares of common stock held by our current shareholders will be cancelled. The Company’s total outstanding shares of Common Stock immediately after the consummation of the Reverse Merger Transaction will be 20,000,000. As a result of the Reverse Merger Transaction, the Company will control, indirectly, through the Merger sub, Microlin, a corporation incorporated in the State of Delaware. Microlin is a biotechnology company focusing on the development of microRNA therapeutics and companion diagnostics for oncology.

The Reverse Merger Transaction is expected to be consummated on or about December 17, 2015 (the “Closing Date.”). Pursuant to the terms of the Merger Agreement, at the Closing, (i) the existing officers of the Company will resign effective upon the Closing Date, (iii) the existing directors of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about December 16, 2015, (iv) the existing directors will appoint the designee of Microlin detailed below to serve as the sole director of the Company, and (v) the existing directors will appoint Joseph Hernandez to serve as President, Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Executive Chairman of the board of the Company, and Bruce Galton to serve as Chief Operating Officer of the Company. As a result of these transactions, control of the Company will pass to the current shareholders of Microlin (the “Change of Control”). Immediately after the Closing, the shares acquired by the shareholders of Microlin will comprise 95% of the issued and outstanding Common Stock of the Company.

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The potential change in majority of directors, the potential change in control, and other future transactions as described herein are contingent upon the closing of the Reverse Merger Transaction. We can offer no guarantee or other assurance that the Reverse Merger Transaction will occur.

As of December 15, 2015, the Company had 9,635,000 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. Shareholders of AMIB will have the opportunity to vote with respect to the election of directors at the next annual meeting of AMIB shareholders.

DIRECTORS AND OFFICERS

PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Title
Joseph Marshall	55	Chief Operations Officer, Secretary, and Director
Reza Noorkayhani	52	Chief Executive Officer, Chief Financial Officer, and Director

Reza Noorkayhani - Chief Executive Officer and Chief Financial Officer and Director - Mr. Noorkayhani is an active California Realtor where he primarily serves the San Francisco Bay area.  Additionally, he has over 5 years of residential housing management experience in San Francisco handling tenant and regulatory matters for multi-tenant apartment buildings. Noorkayhani is a Certified Public Accountant with the firm Accurate Accounting Consultants, San Francisco, California.  Mr. Noorkayhani manages accounting and administrative functions, including preparation of the monthly financial statements. Acting as the Controller with Cypress Wealth Advisors, LLC, in San Francisco, California,  Mr. Noorkayhani oversaw partnership accounting and portfolio reporting of $500 million to partners and prepare trust, estate, gift and individual tax returns for high net-worth clients, ensure the successful completion of annual audits.   Mr. Noorkayhani holds a Master of Science in Business Administration degree from San Francisco State University - 1996, and a Bachelor of Science in Mathematics degree from Philips University, Enid, Oklahoma.

Joseph Marshall - Chief Operations Officer, Secretary, and Director - In the past 20 years Mr. Marshall has acquired, developed and managed rental properties in in Oakland, San Francisco and Marin counties. Mr. Marshall has firsthand expertise in leasing and tenant relations and is a specialist on forming multi-unit properties for the past twenty years. Additionally Mr. Marshall has over 20 years of experience in hospitality industry working as a banquet Captain for Marriott corporation in San Francisco.

DIRECTORS AND OFFICERS

AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers of the Company will resign and the following persons will be appointed as the new officers and directors of the Company. It is anticipated that resignations of current director of the Company will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board. Based on information provided Microlin, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Joseph Hernandez	43	President, Chief Executive Officer (CEO), Chief Financial Officer (CFO), Executive Chairman, and sole Director
Bruce Galton	63	Chief Operating Officer (COO)

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Based on information provided by Microlin, the following biographical information on the new directors and officers of the Company is presented below:

Joseph Hernandez, Mr. Joseph Hernandez Mr. Hernandez is the founder of several biotechnology companies, including Prolias Technologies, Inc., a molecular diagnostics company focusing on thyroid cancer, where he has served as President and a director since 2010, and Innovative Biosensors, Inc., a MIT-based technology company that develops, manufactures and markets rapid pathogen detection and diagnostic systems comprised of biosensors, where he served as President and Chief Executive Officer from 2003 until 2009. From July 2010 to March 2012, Mr. Hernandez also served as President and Chief Executive Officer of Signal Genetics, LLC, a privately-held company focused on oncology and the development of innovative diagnostic services. Mr. Hernandez has held numerous business development and marketing roles, having served in such roles at Digene Corp. (which has since been acquired by Qiagen NV (QGEN)), a molecular diagnostics company that develops, manufactures and markets gene-based testing systems for the screening, monitoring and diagnosis of certain human diseases, such as women’s cancers and infectious diseases, from 2001 to 2003, and at Affymetrix, Inc. (AFFX), a publicly-held Silicon Valley biotech company that develops DNA microarrays, from 2000 to 2001. From 1998 to 2000, Mr. Hernandez worked in sales and marketing for the publicly-held pharmaceutical company Merck & Co. (MRK). Mr. Hernandez was recently a member of the board of directors of MdBIO, a life science industry association based in the Mid-Atlantic region, and a member of the board of directors of Shady Grove Hospital. Mr. Hernandez holds an M.S. in Microbiology and Molecular Genetics from the University of Florida, an MBA from the University of Florida and a B.S. in Neuroscience from the University of Florida.

Bruce C. Galton, Bruce Galton has served as President and CEO and a Director of Senesco Technologies, Inc. a gene technology company pursuing oncology and anti-inflammatory applications (now Sevion Therapeutics, Inc. SVON), President and Chief Operating Officer and a Director of Annovis, Inc. which made specialty chemicals for DNA synthesis and was acquired by Transgenomic, Inc. and President and Chief Executive Officer of Cistron Biotechnology, Inc., which pursued cytokines and cytokine antibodies until it was acquired by CellTech. Prior to that, Mr. Galton was employed by Becton Dickinson and Company in a variety of financial positions including international treasury, financial manager of a domestic assay kit manufacturing division and as financial manager of an international lab equipment sales division. Currently, Mr. Galton is the principal of Galton Consulting, LLC, a life science advisory firm.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We do not have a standing nominating, compensation or audit committee. Rather, our full Board of Directors performs the functions of these committees. We do not believe it is necessary for our Board of Directors to appoint such committees because the volume of matters that come before our Board of Directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Our Board of Directors, which performs the functions of an audit committee, does not have a member who would qualify as an “audit committee financial expert” within the definition of Item 407(d)(5)(ii) of Regulation S-K.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules. The Company has no formal compensation program for its executive officers, directors or employees.

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Director Independence

The Board has determined that the current directors of the Company are not “independent” directors. The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its articles of incorporation or by-laws. The only restrictions are those applicable generally under Delaware corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the capacity served by Mr. Noorkayhani.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2014, the Board of Directors did not meet on any occasion, but rather transacted business by unanimous written consent.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

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COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last three completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Position(s)	Year	Salary($)	Stock Awards($)	All other Compensation	Total Compensation
Reza Noorkayhani Chief Executive Officer, Chief Financial Officer, President and Director	2014 2013 2014	- - -	180,000 - -	- - -	180,000 - -
Joseph Marshall Chief Operations Officer, Secretary, and Director	2014 2013 2014	- - -	- - -	- - -	- - -

 Director Compensation

We do not currently pay any cash fees to our directors, nor do we pay director’s expenses in attending board meetings.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of December 15, 2015 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group. As of December 15, 2015, there were 9,635,000 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Reza Noorkayhani	CEO, CFO, and Director	4,270,000	44.32%
Joseph Marshall	COO	424,000	4.40%
All officers and directors as a group		4,694,000	48.72%

5% Holders
Platinum Capital Inc. Ltd.		3,655,000	39.03%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 9,635,000 shares of the Company’s common stock outstanding immediately before the Closing and prior to giving effect to the Reverse Merger Transaction.

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Immediately following the Closing and after giving effect to the Reverse Merger Transaction and cancellation of the Shares and as of the Closing Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group. The beneficial ownership information set forth below has been provided by Microlin.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)

Officers and Directors
Joseph Hernandez	CEO, CFO, Executive Chairman, and sole Director	17,537,000	87.60%
Bruce Galton	COO	0	0%
All officers and directors as a group (2 persons named above)		17,537,000	87.60%
5% Securities Holders
Ohio State University Foundation, Inc.		1,463,000	7.32%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 20,000,000 shares of the Company’s common stock issued and outstanding.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a). To our knowledge, during the fiscal year ended December 31, 2014 the Reporting Persons complied with all applicable Section 16(a) reporting requirements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with related persons

Except as otherwise set forth in any reports filed by the Company with the SEC, the Company was not a party to any transaction (where the amount involved exceeded the lesser of $120,000 or 1% of the average of our assets for the last two fiscal years) in which a director, executive officer, holder of more than five percent of our common stock, or any member of the immediate family of any such person have or will have a direct or indirect material interest and no such transactions are currently proposed. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

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LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at.

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SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

American Boarding Company

Date: December 15, 2015	By:	/s/ Reza Noorkayhani
Name: Reza Noorkayhani
Title: Chief Executive Officer

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